D13

SEC

19007224

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREATIVE INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 BURRITTS LANDING
(No. and Street)

WESTPORT (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT CALAMUNCI 203-462-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 ROUTE 34 (Address) MATAWAN (City) NJ (State) 07747 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Calamunci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREATIVE INVESTOR SERVICES, INC., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA VALDES
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2369480
MY COMMISSION EXPIRES FEB. 5, 2023

Signature

CFO
Title

Patricia Valdes
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Creative Investor Services, Inc.
Financial Statements and
Supplementary Information
December 31, 2018

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Pappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Creative Investor Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Creative Investor Services, Inc. as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Creative Investor Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Creative Investor Services, Inc.'s management. Our responsibility is to express an opinion on Creative Investor Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Creative Investor Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Creative Investor Services, Inc. financial statements. The supplemental information is the responsibility of Creative Investor Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Creative Investor Services, Inc. auditor since 2018.
Matawan, NJ
February 22, 2019

Creative Investor Services, Inc.
Statement of Financial Condition
December 31, 2018

ASSETS		
Current assets:		
Cash	$	8,376
Investment in marketable securities		4,971
Total Assets	$	13,347
LIABILITIES AND SHAREHOLDR'S EQUITY		
Current liabilities:		
Accrued expenses	$	4,500
Total Current Liabilities	$	4,500
Shareholder's equity :		
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding		1,000
Additional paid in capital:		18,784
Accumulated deficit:		(10,937)
Total Liabilities and Shareholder's Equity	$	13,347

See accountants' report and notes to financial statements.

Creative Investor Services, Inc.
Statement of Operations
For the Year Ended December 31, 2018

INCOME:	
Commission income	$ 1,086
Realized gains	616
Unrealized losses	(848)
Total Income	$ 854
EXPENSES:	
Professional and consulting fees	6,100
Other operating expense	475
Total Expenses	6,575
Net loss	$ (5,721)

See accountants' report and notes to financial statements.

Creative Investor Services, Inc.
Statement of Changes in Shareholder's Equity (Deficit)
For the Year Ended December 31, 2018

	Common Stock-No Par Value Shares	Amount	Additional Paid-in-Capital	Retained Deficits	Total
Balance, January 1, 2018	1,000	$ 1,000	$ 14,154	$ (5,216)	$ 9,938
Additional paid in capital			4,630		4,630
Net loss for year	-	-	-	(5,721)	(5,721)
Balance, December 31, 2018	1,000	$ 1,000	$ 18,784	$ (10,937)	$ 8,847

See accountants' report and notes to financial statements.

Creative Investor Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities:	
Net loss	$ (5,721)
Adjustments to reconcile net income to cash from operating activities:	
Unrealized lossess	848
Increase in accrued expenses	2,500
Net cash used in operating activities	$ (2,373)
Cash flows from financing activities:	
Capital gains reinvested	(616)
Additional paid in capital	4,630
Net cash used in financing activities	4,014
Net decrease in cash	1,641
Cash at December 31, 2017	6,735
Cash at December 31, 2018	$ 8,376

Supplemental disclosures of cash flow information	
Cash paid for:	
Interest	$ -
Taxes	$ -

See accountants' report and notes to financial statements.

Note 1. Organization and Nature of Business

Creative Investor Services, Inc, (the "Company") is a corporation organized under the laws of the State of Connecticut.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), The Company is a limited business (mutual funds) broker dealer. Accordingly, the Company operates under the provisions of Paragraph (k)(l) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

Cash and Cash Equivalents

The Company maintains its cash in a bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits of $250,000.

Credit Risk

The Company considers cash balances maintained with the bank, to be cash, and as such, are fully insured.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected "S" corporation status. Therefore, no provision for federal or state taxes are made by the Company, Shareholders of a "S" corporation are individually taxed on their pro-rata share of the Company's earnings.

The Company's federal and state returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Fair Value Measurements

United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Note 3. Fair Value Measurements of Securities

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2018:

		Fair Value Measurement at December 31, 2018		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned, at market value	$ 4,971	$ 4,971	$ -	$ -

Note 4. Net Capital Requirements

Creative Investor Services, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3(k)(l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, Creative Investor Services, Inc. had net capital of $7,488 which exceeded its requirement by $2,488. Aggregate indebtedness was $4,500. Creative Investor Services, Inc., net capital ratio was .60 to 1.

Note 5. Subsequent events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 22, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

Creative Investor Services, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Credit Factors		
Shareholder's equity		$ 8,847
Debit Factors		
Haircuts on securities		(1,359)
Net capital		7,488
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000	$ 5,000	5,000
Remainder: Capital in excess of all requirements		$ 2,488

Capital ratio (maximum allowance 1,500%)		
(*) Aggregate indebtedness	$ 4,500	
Divided by: Net Capital	$ 7,488 =	60%
Ratio of aggregate indebtedness to net capital		

(*) Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 4,500
Less discretionary bonus	-
	$ 4,500

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018

Note: There are no material differences between the computations of net capital presented above and the computation of net capital reported in the Company's unaudited Part IIA Form X-17A-5 as of December 31, 2018.

See Report of Independent Registered Public Accounting Firm.

Creative Investor Services, Inc.
Schedule II
Comptuation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 for 2018 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(1).

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Hyock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Creative Investors Services, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Creative Investors Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Creative Investors Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) and (2) Creative Investors Services, Inc. stated that Creative Investors Services, Inc. ,met the identified exemption provisions throughout the most recent fiscal year without exception. Creative Investors Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creative Investors Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 22, 2019

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0359

Creative Investor Services, Inc.
Statement of Exemption Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company does not hold customer's cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

Creative Investor Services, Inc.

Dated: 2/22/19

Robert Calamunci CFO